# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Identiv, Inc. (INVE), CIK 0001036044
CUSIP: 45170X205
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2201 Walnut Avenue, Suite 100, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0001781002-23-000034
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47 th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,247,467; shared voting power 0; sole dispositive power 5,247,467; shared dispositive power 0; aggregate amount beneficially owned 5,247,467 (19.9% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,247,467; shared voting power 0; sole dispositive power 5,247,467; shared dispositive power 0; aggregate amount beneficially owned 5,247,467 (19.9% of the class)
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 5,247,467; shared voting power 0; sole dispositive power 5,247,467; shared dispositive power 0; aggregate amount beneficially owned 5,247,467 (19.9% of the class)

## Item 1. Security and Issuer
Comment: This Amendment No. 5 (this "Amendment") amends the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on May 8, 2023, as amended by Amendment No. 1 filed with the SEC on October 21, 2023, Amendment No. 2 filed with the SEC on April 4, 2024, Amendment No. 3 filed with the SEC on May 22, 2024, Amendment No, 4 filed with the SEC on March 21, 2025 and this Amendment (the "Schedule 13D"), with respect to the Common Stock, $0.001 par value (the "Shares"), of Identiv, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On June 24, 2026, the Issuer entered into a Stock and Asset Purchase Agreement (the "Purchase Agreement") with Trackonomy Systems, Inc., a Delaware corporation ("Buyer"), providing for purchase certain equity interests and assets from the Issuer on the terms and subject to the conditions set forth therein (the "Transaction").

On June 24, 2026, Bleichroeder and certain funds and managed accounts managed by Bleichroeder (collectively, the "Voting Agreement Parties") entered into a Voting and Support Agreement (a copy of which is attached as Exhibit 4.1 hereto) (the "Voting Agreement") with Buyer and the Issuer, pursuant to which the Voting Agreement Parties agreed, among other things, to (a) appear at any meeting of the stockholders of the Issuer or otherwise cause the Shares and shares of Preferred Stock beneficially owned held by the Voting Agreement Parties as of such date (such number of shares, the "Covered Shares") to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted) all of such Covered Shares (i) in favor of the Transaction; (ii) in favor of the approval to adjourn or postpone any meeting of the stockholders of the Issuer if there are not sufficient votes for adoption of the Purchase Agreement on such date; (iii) against any action or agreement that would reasonably be expected to result in a breach by the Issuer of Purchase Agreement; (iv) against any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede, frustrate, interfere with, postpone, materially delay or adversely affect the consummation of the Transaction or the fulfillment of Buyer's or the Issuer's conditions under the Purchase Agreement and the Transaction Documents; and (v) against any Acquisition Proposal (as such term is defined in the Purchase Agreement), provided that, in each case, the Voting Agreement Parties shall not be required to vote in favor of the Transaction if, and only if, the Purchase Agreement has been amended or modified without the Voting Agreement Parties' consent to reduce the consideration payable to the Issuer or otherwise amend the material terms of the Purchase Agreement in a manner that is materially adverse to the stockholders of the Issuer.

The Voting Agreement will terminate upon the earlier of (i) the conclusion of the meeting of the stockholders of the Issuer called to vote upon the Transaction at which a vote upon the Transaction has occurred and the Covered Shares have been voted as specified in accordance with the terms of the Voting Agreement, (ii) the termination of the Purchase Agreement in accordance with its terms and (iii) the date on which Buyer and the Voting Agreement Parties agree in writing to terminate the Voting Agreement.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement included as Exhibit 4.1 to this Amendment No. 5, which is incorporated herein by reference.

On June 24, 2026, Bleichroeder entered into a letter agreement (a copy of which is attached as Exhibit 4.2 hereto) (the "Governance Letter Agreement") with Issuer pursuant to which the Issuer agreed, among other things, to (a) include in its upcoming proxy statement a proposal seeking stockholder approval of Bleichroeder's ability to convert Series B Preferred Stock in excess of 19.9% of Issuer's outstanding Common Stock and to exceed 19.9% of Issuer's outstanding stock generally; (b) for a three-year period, not to amend or modify its bylaws to prevent, impair or delay the ability of stockholders holding 10% or more of Issuer's outstanding capital stock from calling special meetings of stockholders, and to consult reasonably with Bleichroeder with respect to dividends, distributions, stock repurchases and other transactions providing liquidity to stockholders; (c) provide Bleichroeder with the right to nominate one designee, reasonably acceptable to the then-current board of directors, for election to the board of directors at each annual meeting of stockholders for so long as Bleichroeder holds at least 20% of Issuer's outstanding Common Stock, including for this purpose securities convertible into Common Stock without giving effect to any conversion limitations applicable to the Series B Preferred Stock, and a second such designee if Bleichroeder's ownership increases to 40% or more; (d) use reasonable best efforts to obtain the election of any such Bleichroeder designees and, upon Bleichroeder's request, to appoint any such designees then serving on the board of directors to any committee designated to review or oversee strategic alternatives for Issuer, subject to customary recusal requests in the event of any potential conflict of interest. The Governance Letter Agreement further contains Issuer's acknowledgment that the restrictions on business combinations under Section 203 of the Delaware General Corporation Law are no longer applicable to Bleichroeder, Bleichroeder's acknowledgment and agreement that the Board and its committees must satisfy applicable Nasdaq and SEC independence requirements, and Bleichroeder's agreement that, if it acquires more than 40% of Issuer's voting stock, it shall vote shares held above such threshold in the same proportion as shares voted by Issuer's other stockholders.

The foregoing description of the Governance Letter Agreement is not complete and is qualified in its entirety by reference to the Governance Letter Agreement included as Exhibit 4.2 to this Amendment No. 5, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, the Reporting Persons beneficially own 5,247,467 Shares, representing 19.9% of the outstanding Shares (including Shares presently issuable upon the conversion of Preferred Stock). If there was no 19.9% limit on the conversion of the Preferred Stock, the Reporting Persons would be deemed to be the beneficial owners of 10,061,211 shares of Shares (including approximately 7,176,716 Shares that would be issuable upon conversion of the Preferred Stock as of June 25, 2026), representing 32.3% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over 5,247,467 Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to include the following:

(a) The disclosure under Item 4 of this Amendment is incorporated herein by reference.

(b) Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4.1 Voting and Support Agreement dated as June 24, 2026 by and among Identiv, Inc., Trackonomy Systems, Inc. and each of the entities named therein (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 24, 2026).

Exhibit 4.2 Governance Letter Agreement dated June 24, 2026 by and among Identiv, Inc and Bleichroeder LP (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on June 24, 2026).

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (06/25/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (06/25/2026)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (06/25/2026)